Philip B. Schwartz Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 Tel: 954.463.2700 Fax: 954.463.2224

February 11, 2014

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jeffrey P. Riedler, Assistant Director

100 F. Street, N.E.

Washington, DC 20549

Re:	Catalyst Pharmaceutical Partners, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed February 11, 2014
File No. 333-193699

Dear Mr. Riedler:

We are responding to the comments contained in your letter to Alicia Grande, Chief Financial Officer of Catalyst Pharmaceutical Partners, Inc. (the “Company”), dated February 7, 2014. The comments should be read in connection with the enclosed copy of Amendment No. 1, filed on the date hereof, which has been marked to show changes to the Company’s Registration Statement on Form S-3 originally filed on January 31, 2014.

1. Please set forth on the outside front cover of the prospectus the calculation of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to Instruction 7 to General Instruction I.B.6. of Form S-3 and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. In September 2013, you appear to have sold approximately $15.1 million of common stock registered on Form S-3. Please be advised that General Instruction I.B.6 of Form S-3 allows the sale of no more than one-third of the aggregate market value of your voting and non-voting common equity held by non-affiliates within 12 calendar months. Accordingly, it appears that you will not be eligible to sell any of the securities being registered under this registration statement until October 1, 2014 or until such time as the aggregate market value of your voting and non-voting common equity held by non-affiliates is $75 million or more.

Securities and Exchange Commission

February 11, 2014

Company’s Response

The requested information has been added on the cover page of the Prospectus.

2. The Registration Statement has been updated as required.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing back from you regarding this response. If you have any questions, please feel free to give me a call.

Sincerely,

/s/ Philip B. Schwartz

Philip B. Schwartz